14048423

*AB 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 28 2014 SEC MAIL PROCESSING SECTION WASH, D.C. 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AlterNet Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 165 Broadway, 4th Floor
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

3/20/14

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to AlterNet Securities, Inc. for the year ended December 31, 2013 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Vigliotti
Chief Financial Officer

Angelo Bulone
Managing Director, Controller

Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2017

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition
December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
AlterNet Securities, Inc.:

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. (a wholly-owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AlterNet Securities, Inc. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2014

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	5,824,925
Receivables from broker-dealers, net		3,480,268
Deferred taxes		100,891
Other assets		16,627
Total assets	$	9,422,711

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	133,011
Due to Parent		68,846
Due to affiliates		2,378,307
Total liabilities		2,580,164
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		4,000,000
Retained earnings		2,842,537
Total stockholder's equity		6,842,547
Total liabilities and stockholder's equity	$	9,422,711

See accompanying notes to statement of financial condition.

(1) Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a broker-dealer that is primarily engaged in providing broker-dealers access to the POSIT alternative trading system of ITG Inc. ("ITG"), an affiliated broker-dealer. ITG POSIT provides anonymous matching of non-displayed equity orders to minimize market impact and may provide opportunities for price improvement within the National Best Bid and Offer ("NBBO"). The Company's commissions and fees revenues are dependent principally on the continued level of interest of the Company's clients in ITG POSIT.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2013, are cash and U.S. Government money market instruments totaling $5,791,676 and $33,249, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and certain payables are carried at market value or estimated fair value.

Securities Transactions

Receivables from broker-dealers, net consist principally of commissions receivable from securities transactions or from net executions, net of an allowance for doubtful accounts. The Company clears all securities transactions through its affiliated clearing broker, ITG, on a fully disclosed basis.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under ASC 740, *Income Taxes,* have been met. Specifically, ASC 740 requires the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2013 consists of an investment in a U.S. Government money market fund of $33,249 (included in cash and cash equivalents). The Company does not currently have any Level 1 liabilities.

The Company did not have any Level 2 or 3 assets or liabilities as of the year ended December 31, 2013.

(4) Receivables from Brokers-Dealers, Net

The following is a summary of receivables from broker-dealers, net as of December 31, 2013.

Clearing broker-dealer (ITG)	$	2,697,560
Broker-dealers		1,029,991
Allowance for doubtful accounts		(247,283)
Total	$	3,480,268

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(5) Income Taxes

For the year ended December 31, 2013, the Company's operations were included in the consolidated Federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes as if it were a separate entity.

Income taxes payable was $68,846 and is included in due to Parent on the Statement of Financial Condition at December 31, 2013.

Deferred income taxes are provided for temporary differences in reporting certain items and give rise to a net deferred tax asset of $100,891 related entirely to the allowance for doubtful accounts as of December 31, 2013.

At December 31, 2013, management of the Company believes that realization of the deferred tax asset is more likely than not based on a history of taxable income and anticipated future taxable income.

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Statement of Financial Condition from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

At December 31, 2013, the Company had no uncertain tax positions.

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2007. The Internal Revenue Service is currently examining the Parent's U.S. federal income tax returns for 2007 through 2010. Certain state and local returns are also currently under various stages of audit.

(6) Related Party Transactions

Pursuant to a Services Agreement with ITG, certain securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided by ITG.

Pursuant to an Intangible Property License Agreement with an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company paid ITGSSI license fees for the use of its technology.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

In the normal course of business, the Parent and/or ITG may receive and disburse cash on behalf of the Company. This net activity is reflected in due to Parent and due to affiliates on the accompanying Statement of Financial Condition at December 31, 2013.

The Company clears all securities transactions through its clearing broker, ITG (see Note 2, *"Summary of Significant Accounting Policies"*). The activity is reflected in receivables from broker-dealers, net on the accompanying Statement of Financial Condition at December 31, 2013.

All employees of the Company are covered by the benefit plans of the Parent or ITG.

The Company paid cash dividends of $900,000 to the Parent.

(7) Commitments and Contingencies

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, management does not believe any of these matters will have a material adverse effect on the Company's financial position or future results of operations.

(8) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and receivable from broker-dealers, net. Cash and cash equivalents are deposited with high credit quality financial institutions.

(9) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2013, the Company had net capital of $5,941,656, which was $5,769,645 in excess of required net capital of $172,011. The Company's ratio of aggregate indebtedness to net capital ratio was 0.43 to 1.

Dividends or withdrawals of capital can not be made to the Company's Parent if they are needed to comply with regulatory requirements.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
AlterNet Securities, Inc.:

In planning and performing our audit of the financial statements of AlterNet Securities, Inc. (the Company) (a wholly-owned subsidiary of Investment Technology Group, Inc.) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2014